UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2022 (May 2, 2022)

II-VI Incorporated

(Exact Name of Registrant as Specified in Charter)

Pennsylvania	001-39375	25-1214948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056

(Address of Principal Executive Offices) (Zip Code)

(724) 352-4455

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	IIVI	Nasdaq Global Select Market
Series A Mandatory Convertible Preferred Stock, no par value	IIVIP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On May 2, 2022, in connection with II-VI Incorporated’s (“II-VI”) previously announced pending acquisition (the “Merger”) of Coherent, Inc. (“Coherent”) pursuant to the terms of the Agreement and Plan of Merger, dated as of March 25, 2021 (the “Merger Agreement”), by and among II-VI, Watson Merger Sub Inc. and Coherent, II-VI refiled its Premerger Notification and Report Form (the “Notification”) with the Federal Trade Commission and the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Notification was made prior to the one-year expiration of II-VI’s previous HSR Act notification. The waiting period under the HSR Act, which began upon refiling the Notification, will expire at 11:59 pm, Eastern Time, on June 1, 2022, unless II-VI and Coherent receive early termination or receive a request for additional information that would extend the waiting period. A copy of the joint press release issued by II-VI and Coherent is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

The consummation of the Merger is also subject to receipt of antitrust clearance from the People’s Republic of China’s State Administration for Market Regulation (SAMR). II-VI and Coherent currently expect that the closing of the Merger will occur prior to the end of the current calendar quarter ending June 30, 2022.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

99.1	Joint Press Release of II-VI Incorporated and Coherent, Inc., dated May 3, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to the Company’s performance on a going-forward basis. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made by it in this communication have a reasonable basis, but there can be no assurance that the expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this communication include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and additional risk factors that may be identified from time to time in future filings of the Company; (iii) the conditions to the completion of the Company’s pending business combination transaction with Coherent (the “Transaction”) and the remaining equity investment by Bain Capital, LP, including the receipt of any required regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iv) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Merger Agreement; (v) the Company’s ability to finance the Transaction, the substantial indebtedness the Company expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (vi) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vii) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (viii) litigation and any unexpected costs, charges or expenses resulting from the Transaction; (ix) the risk that disruption from the Transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (x) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (xi) the ability of the Company to retain and hire key employees; (xii) the purchasing patterns of customers and end users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to assimilate recently acquired businesses, and realize synergies, cost savings, and opportunities for growth in connection therewith, together with the risks, costs, and uncertainties associated with such acquisitions; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xviii) the risks that the Company’s stock price will not trade in line with industrial technology leaders; and (xix) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise. The Company disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or developments, or otherwise.

These risks, as well as other risks associated with the Transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-255547) filed with the Securities and Exchange Commission (“SEC”) in connection with the Transaction (the “Form S-4”). While the list of factors discussed above and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither the Company nor Coherent assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Transaction, II-VI and Coherent filed with the SEC the Form S-4 on April 27, 2021 (as amended on May 4, 2021 and as supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021), which includes a joint proxy statement of II-VI and Coherent and also constitutes a prospectus with respect to shares of II-VI’s common stock to be issued in the Transaction. The Form S-4 was declared effective on May 6, 2021, and II-VI and Coherent commenced mailing to their respective stockholders on or about May 10, 2021. This communication is not a substitute for the Form S-4, the Joint Proxy Statement/Prospectus or any other document II-VI and/or Coherent may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, FORM S-4 AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by II-VI and/or Coherent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by II-VI may be obtained free of charge on II-VI’s investor relations site at https://ii-vi.com/investor-relations. Copies of the documents filed with the SEC by Coherent may be obtained free of charge on Coherent’s investor relations site at https://investors.coherent.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

Date: May 3, 2022	By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

Exhibit 99.1

II-VI INCORPORATED AND COHERENT, INC. ANNOUNCE REFILING OF PREMERGER NOTIFICATION AND REPORT FORM WITH FEDERAL TRADE COMMISSION AND U.S. DEPARTMENT OF JUSTICE

Parties Update Anticipated Closing Date of Merger

Pittsburgh and Santa Clara, Calif., May 3, 2022 (GLOBE NEWSWIRE) – II-VI Incorporated (Nasdaq: IIVI) and Coherent, Inc. (Nasdaq: COHR) today announced that they have refiled their Premerger Notification and Report Form (the “HSR Notification”) with the Federal Trade Commission and the U.S. Department of Justice on May 2, 2022, in connection with the previously-announced pending acquisition (the “Merger”) of Coherent by II-VI. The HSR Notification, which triggers a 30-day review period, was made prior to the one-year expiration of II-VI’s and Coherent’s initial HSR Notification filed last year. The parties continue cooperative discussions with the State Administration for Market Regulation of China (“SAMR”), and the decision to refile the HSR Notification is due to the parties’ updated view of the anticipated timing of formal approval from SAMR. Other than the foregoing, there are no other open regulatory closing conditions to the proposed Merger and II-VI and Coherent anticipate that the closing of the Merger will occur prior to June 30, 2022.

About II-VI Incorporated

II-VI Incorporated, a global leader in engineered materials and optoelectronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in communications, industrial, aerospace & defense, semiconductor capital equipment, life sciences, consumer electronics, and automotive markets. Headquartered in Saxonburg, Pennsylvania, II-VI has research and development, manufacturing, sales, service, and distribution facilities worldwide. II-VI produces a wide variety of application-specific photonic and electronic materials and components, and deploys them in various forms, including integrated with advanced software to support our customers. For more information about II-VI, visit II-VI’s website at www.ii-vi.com.

About Coherent, Inc.

Founded in 1966, Coherent, Inc. is a global provider of lasers and laser-based technology for scientific, commercial and industrial customers. Coherent’s common stock is listed on the Nasdaq Global Select Market and is part of the Russell 1000 and Standard & Poor’s MidCap 400 Index. For more information about Coherent, visit Coherent’s website at https://www.Coherent.com for product and financial updates.

Forward-Looking Statements

This press release contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document involve risks and uncertainties, which could cause actual results, performance, or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

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II-VI and Coherent believe that all forward-looking statements made in this press release have a reasonable basis, but there can be no assurance that the expectations, beliefs, or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this press release include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the conditions to the completion of the pending transaction between II-VI and Coherent (the “Transaction”), including the receipt of any required regulatory approvals, and the remaining equity investment by Bain Capital, LP, and the risks that those conditions will not be satisfied in a timely manner or at all; (iii) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement relating to the Transaction; (iv) II-VI’s ability to finance the Transaction, the substantial indebtedness II-VI expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (v) the possibility that the combined company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the combined company; (vi) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (vii) litigation and any unexpected costs, charges or expenses resulting from the Transaction; (viii) the risk that disruption from the Transaction materially and adversely affects the respective businesses and operations of II-VI and Coherent; (ix) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (x) the ability of II-VI and Coherent to retain and hire key employees; (xi) the purchasing patterns of customers and end users; (xii) the timely release of new products, and acceptance of such new products by the market; (xiii) the introduction of new products by competitors and other competitive responses; (xiv) II-VI’s and Coherent’s ability to assimilate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs, and uncertainties associated with such acquisitions; (xv) II-VI’s and Coherent’s ability to devise and execute strategies to respond to market conditions; (xvi) the risks to anticipated growth in industries and sectors in which II-VI and Coherent operate; (xvii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xviii) the risks that the combined company’s stock price will not trade in line with industrial technology leaders; (xix) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise; (xx) pricing trends, including II-VI’s and Coherent’s ability to achieve economies of scale; and/or (xxi) uncertainty as to the long-term value of II-VI common stock. Both II-VI and Coherent disclaim any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or developments, or otherwise.

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These risks, as well as other risks associated with the Transaction, are more fully discussed in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-255547) filed with the U.S. Securities and Exchange Commission (the “SEC”) (as amended on May 4, 2021 and supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021), in connection with the Transaction (the “Form S-4”). While the list of factors discussed above and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to II-VI’s and Coherent’s respective periodic reports and other filings with the SEC, including the risk factors contained in II-VI’s and Coherent’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Neither II-VI nor Coherent assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Transaction, II-VI and Coherent filed with the SEC the Form S-4 on April 27, 2021 (as amended on May 4, 2021 and as supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021), which includes a joint proxy statement of II-VI and Coherent and also constitutes a prospectus with respect to shares of II-VI’s common stock to be issued in the Transaction. The Form S-4 was declared effective on May 6, 2021, and II-VI and Coherent commenced mailing to their respective stockholders on or about May 10, 2021. This communication is not a substitute for the Form S-4, the Joint Proxy Statement/Prospectus or any other document II-VI and/or Coherent may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, FORM S-4 AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by II-VI and/or Coherent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by II-VI may be obtained free of charge on II-VI’s investor relations site at https://ii-vi.com/investor-relations. Copies of the documents filed with the SEC by Coherent may be obtained free of charge on Coherent’s investor relations site at https://investors.coherent.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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Contacts

II-VI
Investors: Mary Jane Raymond Chief Financial Officer investor.relations@ii-vi.com www.ii-vi.com/contact-us	Media: Sard Verbinnen & Co George Sard / Jared Levy / David Isaacs II-VI-SVC@sardverb.com

Coherent
Investors: Charlie Koons Brunswick Group +1 (917) 246-1458	Media: Jonathan Doorley / Rebecca Kral Brunswick Group +1 (917) 459-0419 / +1 (917) 818-9002

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